Exhibit 10.4

Re: Service about being independent director, chairman of the Audit Committee, and member of the Nominating and Compensation Committee of China Pharma Holdings, Inc.
December 24, 2012

Dear Mr. Gene Michael Bennett,

On behalf of the Board of Directors and the Company, I am pleased to welcome you to join the Board of the China Pharma Holdings, Inc. as an independent director, chairman of the Audit Committee, and member of the Nominating and Compensation Committee. I look forward to working with you. Your starting date will be the date of the board approves your engagement and your engagement for this term will end on the date of the next annual shareholders meeting.

Your compensation will consist of the following:
1)	A retainer of $16,000 per year, payable quarterly within 5 days of the end of the quarter;
2)
5,000 warrants of common stocks with an exercise price $3.32 per share which is determined by the average stock price of 15 days before December 19th 2007. The warrants will be vested on the anniversary date of the board resolution. The warrants issued will be subject to the warrants plan to be adopted by the Company.

If you agree to the terms and conditions stated above, please sign and date this letter below.

I look forward to working with you and sincerely hope that your service will be enjoyable and rewarding.

Sincerely

Chairman of the Board
China Pharma Holdings, Inc.

Response:
This letter correctly sets forth the understanding of Gene Michael Bennett.

By:    /s/ Gene Michael Bennett

Date: